[Dine Brands Global, Inc. Letterhead]

September 19, 2023

VIA E-MAIL AND EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-3561

Attention: Robert Shapiro and Doug Jones

Re: Dine Brands Global, Inc.

Form 10-K for Fiscal Year Ended December 31, 2022

Filed March 1, 2023

Form 10-Q for the Fiscal Quarter Ended June 30, 2023

Filed August 3, 2023

File No. 001-15283

Dear Mr. Shapiro and Mr. Jones,

Dine Brands Global, Inc. (the “Company”), is in receipt of your letter dated September 18, 2023 (the “September 18 Letter”) setting forth comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s above-referenced Form 10-K and Form 10-Q. The Commission requested that the Company respond to the September 18 Letter within ten business days of September 18, 2023, or to advise the Commission when the Company would provide a response.

The Company advises the Commission that it is in the process of discussing the aforementioned comments with the Staff and preparing a response to the September 18 Letter. As discussed with Mr. Shapiro, the Company respectfully requests an extension of an additional ten business days, or until October 17, 2023.

Thank you for your consideration of the requested extension. If you have any questions or comments, please do not hesitate to contact the undersigned at Christine.Son@dinebrands.com or (818) 637-4717.

Sincerely,

/s/ Christine Son
Christine Son
Senior Vice President, Legal, General Counsel and Secretary
Dine Brands Global, Inc.